SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended: December 31, 2015

Transaction report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                to

Commission File No. 1-258

A.            Full title of the plan and address of the plan if different from that of the issuer named below:

Continental Materials Corporation Employees Profit Sharing Retirement Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Materials Corporation

200 S. Wacker Drive, Suite 4000

Chicago, Illinois 60606

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING

RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2015 and 2014

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

Chicago, Illinois

FINANCIAL STATEMENTS

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Board of Directors

Continental Materials Corporation

Employees Profit Sharing Retirement Plan

Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of Continental Materials Corporation Employees Profit Sharing Retirement Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Continental Materials Corporation Employees Profit Sharing Retirement Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Denver, Colorado
June 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

the Continental Materials Corporation

Employees Profit Sharing Retirement Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of Continental Materials Corporation Employees Profit Sharing Retirement Plan (“the Plan”) as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Continental Materials Corporation Employees Profit Sharing Retirement Plan as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Sikich LLP

Naperville, Illinois

June 18, 2015

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014

ASSETS
Investments at fair value (Notes 2, 3, 4, and 5)	$37,519,556	$38,098,457

Receivables:
Employer contributions	751,873	535,258
Employee contributions	35,589	24,269
Notes receivable from participants	2,116,560	1,948,578
Total receivables	2,904,022	2,508,105

NET ASSETS AVAILABLE FOR BENEFITS	$40,423,578	$40,606,562

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Additions to net assets attributed to:
Interest and dividend income	$1,806,506
Net depreciation in fair value of investments	(2,043,590)
Contributions:
Employer	756,232
Employee	1,911,006
Total contributions	2,667,238

Total additions	2,430,154

Deductions from net assets attributed to:
Benefits paid to participants	2,576,141
Administrative expenses, net	36,997
Total deductions	2,613,138

Net decrease	(182,984)

Net assets available for benefits - beginning of year	40,606,562

Net assets available for benefits - end of year	$40,423,578

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan established to provide retirement benefits to eligible employees.  Under the Plan, all employees of Continental Materials Corporation (“CMC”, the “Company”) and its subsidiaries (collectively the “Employer”) who have met the eligibility requirements may elect to participate in the Plan.  John Hancock Trust Company (“JHTC”) serves as the Trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 14, 2015 John Hancock Retirement Plan Services acquired New York Life Retirement Plan Services.

Plan Merger: Effective April 1, 2014, the Williams Furnace Co. Employees Profit Sharing Retirement Plan (the “Williams Plan”), which was available to all union employees of the Company, was merged into the Plan and all participants of the Williams Plan became participants of the Plan.

Participation and Contributions:  Eligible employees are automatically enrolled in the Plan at a contribution rate of 3% on the first day of the first month coincident with or following completion of one month of service, with the Employer. Employees have the options of waiving participation and choosing other participation levels. Effective May 1, 2014, participants are auto escalated at a rate of 1% per year up to a maximum of 15%.

A participating employee may make pre-tax and designated Roth contributions to the Plan based upon a percentage of compensation.  The pre-tax and designated Roth contributions cannot be less than 1% or greater than 50% or greater than 15% for those designated as highly compensated.  Annual Employer contributions at the discretion of the Board of Directors are made on behalf of participants who have made contributions to the Plan, are employed at the end of the year and have one year of service.  Such Employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Participant Accounts:  Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s and Employer’s contributions.  Investment income, including net realized and unrealized appreciation and depreciation in the fair value of investments for each fund net of administrative expenses, is allocated to all fund participants based on their respective total fund balances.

Vesting:  Participant contributions plus the earnings thereon are fully vested.  Vesting in the Employer contributions and the earnings thereon is determined on a graded schedule based on years of service.  A participant is 100% vested after six years of service.  If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant’s Employer contribution account becomes immediately vested.

Notes Receivable from Participants:  A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate in effect at the time of application.  The period for repayment cannot exceed five years, unless the loan is used for the purchase of a home, in which case cannot exceed 15 years.  The interest paid is transferred to the investment fund(s) from which the loan principal originated.  A participant may have no more than two loans outstanding at one time.

Allocation of Forfeitures:  Forfeitures of terminated participants are used first to pay administration fees and then used to reduce the annual Employer contribution. If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated. As of December 31, 2015 and 2014, the forfeiture account totaled $7,283 and $15,962, respectively.  In 2015, $16,091 of forfeited employer matching contributions was applied to offset employer contributions receivable.

Administrative Expenses:  Investment management, custodial, recordkeeping, and consulting expenses of the Plan are paid from the assets of the Plan. Legal and most audit expenses and the plan administrator’s salary are absorbed by the Employer.  Loan fees and managed account fees are paid out of the accounts of the individuals receiving loans or investing in managed accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:  The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  The Plan values investments at fair value (Note 4).  Investment transactions are reflected on a trade-date basis.  Net earnings on investments are allocated to participants on a daily basis.

Appreciation/Depreciation in Fair Value of Investments:  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Realized gains or losses on sales of securities are based on average cost.

Payment of Benefits: Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance, with no allowance for credit losses.  The notes are collateralized by the participants’ account balances.

NOTE 3 - INVESTMENT PROGRAM

Participants may choose to direct the investment of their contributions, the Employer contributions, and their account balance to various investment options, including mutual funds, a stable value fund, and a CMC stock fund (which invests in Continental Materials Corporation stock).  Participants may change their investment elections at any time.

As of March 24, 2014, the CMC stock fund was frozen to new investments.  No additions can be made to the fund.

NOTE 4 - INVESTMENTS AND FAIR VALUE MEASUREMENT

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements), considers quoted prices for similar assets and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Continental Materials Corporation has various processes and controls in place to ensure that fair value is properly reflected in the financial statements.

The Retirement Plan Committee, or its designee, reviews the fair value pricing methodology employed by New York Life Trust Company for the Plan’s stable value contracts to ensure a reasonable measure of valuation has been utilized.  The valuation approach is reviewed on an ongoing basis to ensure market values reported represent a reasonable value. The plan administrator is responsible for the review of fair value of Plan assets, and regularly reports such amounts to the Committee.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock are stated at the quoted market price on the last business day of the year as reflected on national securities exchanges (Level 1 inputs).

The NYL Stable Value Fund is a guaranteed interest account and a fully benefit-responsive, general account group annuity contract.  It seeks to provide competitive yield and limited volatility with a guarantee of principal, accumulated interest and annuity purchase rates.  This account is backed by the general account of New York Life Insurance Company (NYLIC).  Contributions made are invested in a broadly diversified fixed income portfolio within the general account.  The fair values have been determined to approximate contract values (Level 3 inputs), as the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions prior to contract termination at contract value, frequent resetting of contractual interest rates based upon market conditions, no liquidity restrictions and no defined maturities.  In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

	Fair Value Measurements at December 31, 2015
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$893,801	$—	$893,801
Stable Value Fund	—	8,858,642	8,858,642
Mutual funds
Money market	101,508	—	101,508
Fixed income	5,287,202	—	5,287,202
Domestic equity	19,619,143	—	19,619,143
International equity	2,759,260	—	2,759,260

TOTAL	$28,660,914	$8,858,642	$37,519,556

	Fair Value Measurements at December 31, 2014
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$917,715	$—	$917,715
Stable Value Fund	—	9,116,338	9,116,338
Mutual funds
Money market	152,647	—	152,647
Fixed income	5,494,097	—	5,494,097
Domestic equity	19,361,030	—	19,361,030
International equity	3,056,630	—	3,056,630

TOTAL	$28,982,119	$9,116,338	$38,098,457

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2015, including the reporting classifications for the applicable gains and losses included in the 2015 statement of changes in net assets available for benefits.

Fair Value Measurements Using significant Unobservable Inputs (Level 3)
Stable Value Fund

Balance, January 1, 2015	$9,116,338
Total gains or losses included in change in net assets available for benefits:

Interest income	194,894
Purchases	943,958
Sales	(1,396,548)

Balance, December 31, 2015	$8,858,642

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values (Weighted Average)

Stable Value Fund*	$8,858,642	Discounted Cash Flows	Risk-Adjusted Discount Rate	2.5% based on corporate credits

		Discounted Cash Flows	Investment Term	5 years based on insurance company typical assets

		Discounted Cash Flow and Theoretical Transfer (Exit Value)	Crediting Rate	2.75% base rate as observed from manager statement

*Stable Value Fund: The significant unobservable inputs used in the fair value measurement of the Plan’s interest in the New York Life Insurance Company Stable Value Fund are derived from risk-adjusted discount rates, investment terms, option prices, and crediting rates. Significant increases (decreases) in any of these inputs in isolation may result in significantly higher (lower) fair value measurements, respectively.

The fair value of investments held at December 31, 2015 and 2014, which represent 5% or more of total net assets available for benefits, are as follows:

	2015	2014

New York Life Insurance Co. Stable Value Fund	$8,858,642	$9,116,338
Fidelity Advisor Total Bond	5,180,051	5,425,055
Vanguard 500 Index	8,129,921	8,062,404
MainStay Large Cap Growth	2,266,239	2,194,808
Ivy Mid Cap Growth Fund	2,679,630	3,057,494
Loomis Sayles Value A Fund	2,060,021	2,329,048

During the year ended December 31, 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($2,043,590) as follows:

Mutual funds	$(2,019,676)
Company stock	(23,914)

TOTAL	$(2,043,590)

NOTE 5 - STABLE VALUE FUND

In December 2010, the Plan entered into a fully benefit-responsive investment contract with NYLIC.  NYLIC maintains the contributions in its general account.  The Plan’s contract investment balance is credited with earnings based upon contractually determined interest rates, dividends (if any), and charged for plan withdrawals and administrative expenses.  NYLIC establishes an effective interest rate semiannually.  In no event will such effective annual interest rate minus the deductions for expenses, be less than the minimum interest rate as defined by the contract.  Management has determined that the estimated fair value of the Plan’s investment in this fully benefit-responsive investment contract as of December 31, 2015 and 2014 approximated contract value.  Accordingly, the 2015 and 2014 statements of net assets available for benefits reflect no adjustment for the difference between net assets with all investments at fair value and net assets available for benefits.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the issuer or otherwise.

The Plan’s guaranteed interest contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value.  These conditions are defined in Section 1.5 (Payments to the contract holders) and Section 1.6 (Transfer to Other Funding Media) of the contract and includes events initiated by the Plan Sponsor including, but not limited to, total or partial plan termination, mergers, spinoffs, layoffs, early retirement incentive programs, sales or closing of all or part of the Plan Sponsor’s operations, or bankruptcy.

The contract specifies the circumstances under which the issuer may terminate the contract with a written notice to the contract holder 30 days prior to the intended termination date.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based on an agreed-upon formula with the Issuer, as defined in the contract agreements, but cannot be less than 1%.  The interest rate is reviewed on a semiannual basis for resetting.  The key factors that influence future interest crediting rate could include the following: the level of market interest rate; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.  The average yields for 2015 and 2014 were as follows:

Average yields:	2015	2014

Based on annualized earnings (1)	2.275%	2.30%
Based on interest rate credited to participants (2)	2.275%	2.30%

(1)         Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contract investment on the same date.

(2)         Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investment on the same date.

NOTE 6 - TERMINATION OF THE PLAN

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.  In the event such termination occurs, the participants would become fully vested in their accounts and the distribution of the Plan’s assets to participants or their beneficiaries would be made by the Trustee of the Plan.

NOTE 7- FEDERAL INCOME TAXES

The Plan obtained its latest determination letter dated July 26, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable regulations of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter; however, the Employer and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options. These investments are exposed to various risks, such as market, liquidity, and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Continental Materials Corporation pays certain professional fees for the administration and audit of the Plan.

Certain Plan investments are shares of mutual funds and a stable value fund managed by New York Life Investment Management (“NYLIM”) or NYLIC.  As NYLIC is the trustee of the Plan and NYLIM and NYLIC are affiliated, these transactions qualify as party-in-interest transactions.  As of December 31, 2015 and 2014, the Plan held 59,786 and 59,786 shares of common stock of Continental Materials Corporation valued at $893,801 and $917,715, respectively.  As Continental Materials Corporation is the Plan Sponsor, this investment constitutes a party-in-interest investment.  In addition, notes receivable from participants also reflect party-in-interest transactions.  Net administrative fees paid to an affiliate of the Trustee totaled $28,529 for the year ended December 31, 2015.

NOTE 10 - RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The net assets available for benefits per the financial statements are higher than the Form 5500 at December 31, 2015 and 2014 by $904,371 and $703,758, respectively.  The difference at December 31, 2015 and 2014 relates mainly to contributions receivable and deemed distributions of participant loans.  The net decrease in net assets available per the financial statements is less than the net loss per the Form 5500 for the year ended December 31, 2015 by $200,613, which relates mainly to the increase in contributions receivable and deemed distributions of participant loans from 2015 to 2014.

(See independent auditor’s report.)

SUPPLEMENTAL SCHEDULE

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2015

Plan Sponsor:	Continental Materials Corporation
Employer Identification Number:	36-2274391
Plan Number:	002

		(c)
	(b)	Description of Investment
	Identity of	Including Maturity Date,		(e)
	Issuer, Borrower,	Rate of Interest, Collateral	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

	New York Life Insurance Co.	Stable Value Option	#	$8,858,642

		Mutual Funds
	Fidelity Advisor	Total Bond Institutional	#	5,180,051
	Vanguard	Total Bond Market Index Admiral	#	107,150
	Loomis Sayles	Value A	#	2,060,021
	Vanguard	500 Index Admiral	#	8,129,921
	MainStay	Large Cap Growth RI	#	2,266,239
	MFS	Mid Cap Value R3	#	405,833
	Vanguard	Extended Market Index Admiral	#	1,253,278
	Ivy	Mid-Cap Growth Y	#	2,679,630
	Goldman Sachs	Small Cap Value A	#	100,205
	The Hartford	Small Company R4	#	109,009
	Templeton	Foreign A	#	1,637,142
	Vanguard	Total International Stock Index Admiral	#	186,278
	Oppenheimer	International Growth A	#	228,334
	Lazard	Emerging Markets Equity Portfolio Open	#	707,506
	JP Morgan	SmartRetirement Income Select	#	215,176
	JP Morgan	SmartRetirement 2015 Select	#	110,775
	JP Morgan	SmartRetirement 2020 Select	#	188,775
	JP Morgan	SmartRetirement 2025 Select	#	269,582
	JP Morgan	SmartRetirement 2030 Select	#	812,952
	JP Morgan	SmartRetirement 2035 Select	#	388,719
	JP Morgan	SmartRetirement 2040 Select	#	197,356
	JP Morgan	SmartRetirement 2045 Select	#	223,585
	JP Morgan	SmartRetirement 2050 Select	#	208,088
	PIMCO	Money Market Admin	#	101,508

		Other Investments
*	Continental Materials Corp	Common Stock	#	893,801

*	Plan participants	Notes receivable, interest rates at 4.25% to 9.25% with ranging maturities until June 24, 2025	#	2,116,560

				$39,636,116

*              Indicates a permitted party-in-interest

#              Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

CONTINENTAL MATERIALS CORPORATION

Date:	June 27, 2016	/s/ Mark Nichter
	By:	Mark Nichter
	Title:	Vice President and Chief Financial Officer